

16003486

SI   ON

ᴐWashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
FEB 24 2016 **PART III**

Washington ᴅᴄ**FACING PAGE**

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-69460

REPORT FOR THE PERIOD BEGINNING ____02/26/14____ AND ENDING ____12/31/15____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GX2 Spread Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
190 S. LaSalle St., Suite 1800
                                                          (No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Jaberg   (312) 980-2058

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Schultz and Chez, LLP
                          (Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  [X]   Certified Public Accountant

  [ ]   Public Accountant

  [ ]   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number



OATH OR AFFIRMATION

I, David Jaberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **GX2 Spread Markets, LLC**, as of December 31, 2015, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Title

_____
Notary Public

This report contains (check all applicable boxes):
- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income
- [x] (d) Statement of Changes in Member's Equity
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
      GX2 SPREAD MARKETS, LLC
         Chicago, Illinois

We have audited the accompanying financial statements of GX2 SPREAD MARKETS, LLC ("the Company") (an Illinois Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the period February 26, 2014 (date of organization) through December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the period February 26, 2014 (date of organization) through December 15, 2015 in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Chicago, Illinois   *Schultz & Chez, LLP*
February 22, 2016

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	3,598,489
Receivable from clearing brokers		1,581,601
Other		1,768
TOTAL ASSETS	$	5,181,858

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	45,990
TOTAL LIABILITIES		45,990
MEMBERS' EQUITY		5,135,868
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,181,858

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF OPERATIONS

FOR THE PERIOD FEBRUARY 26, 2014 (date of organization)
THROUGH DECEMBER 31, 2015

REVENUES
Trading income	$	80,159
Total Revenues		80,159

EXPENSES
Employee compensation and benefits	17,600
Commissions, clearance and other execution fees	112,216
Rent and utilities	6,400
Professional fees	151,446
Telephone	6,335
Administrative fees	16,000
Exchange permit fees	28,430
Information and technology	21,000
Other	16,864
Total Expenses	376,291
NET LOSS	$ (296,132)

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FEBRUARY 26, 2014 (date of organization)
THROUGH DECEMBER 31, 2015

Member contributions	$ 5,432,000
Member withdrawals	-
Net loss	(296,132)
Balance December 31, 2015	$ 5,135,868

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FEBRUARY 26, 2014 (date of organization)
THROUGH DECEMBER 31, 2015

OPERATING ACTIVITIES	
Net loss	$ (296,132)
Adjustments to reconcile net loss to net cash used in operating activities	
(Increase) decrease in assets:	
Receivable from clearing brokers	(1,581,601)
Other assets	(1,768)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	45,990
Total adjustments	(1,537,379)
NET CASH USED IN OPERATING ACTIVITIES	(1,833,511)
FINANCING ACTIVITIES	
Member contributions	5,432,000
Member withdrawals	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,432,000
NET INCREASE IN CASH	3,598,489
CASH AT INCEPTION	-
CASH AT DECEMBER 31, 2015	$ 3,598,489

Supplemental Cash Flow Information:
Cash payments for interest during the period totaled $0.
Cash payments for income taxes during the period totaled $0.

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FEBRUARY 26, 2014 (date of organization)
THROUGH DECEMBER 31, 2015

(1)   NATURE OF BUSINESS

GX2 SPREAD MARKETS, LLC (the "Company"), an Illinois Limited Liability Company, operates as an introducing broker that offers algorithmic execution for spreads on multiple products to registered broker-dealers, institutional customers and professional traders. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), and as an introducing broker with the National Futures Association ("NFA").

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Securities and Futures Transactions
Securities transactions are recorded on the trade date and, accordingly, include gains and losses on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on any open futures contracts are reflected in income. The commission structure for certain trading activities is such that transaction costs are charged as an adjustment to the execution price in lieu of direct commission expenses; hence, those execution price adjustments are included as a component of Trading Income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

6

(2)   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Accounting for Uncertainty in Income Taxes

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2015.

(3)   *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the member.

(4)   *FAIR VALUE MEASUREMENTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FEBRUARY 26, 2014 (date of organization)
THROUGH DECEMBER 31, 2015

(4)   *FAIR VALUE MEASUREMENTS (continued)*

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2015, the Company had no open financial instruments. At December 31, 2015, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(5)   *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2015, the Company had significant concentrations of credit risk which consisted of a cash bank balance in excess of the federally-insured level and a deposit with one of the Company's clearing firms. These concentrations aggregated to approximately 65%, and 21% of total firm equity, respectively.

(6)   *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1 (the Uniform Net Capital Rule) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Company had net capital and net capital requirements of $5,134,100 and $250,000, respectively, and had no customer accounts.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

These regulatory capital requirements may effectively restrict advances to affiliates or capital withdrawals.

(7)   *RELATED PARTY TRANSACTIONS*

The Company is party to an expense sharing agreement with an affiliated entity under which they share certain general and administrative services including certain salaries, rent and administrative fees. Costs allocated to the Company during the period totaled $61,000.

(8)   *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 22, 2016, which is the date the financial statements were available to be issued. No events have occurred from the date of the financial statement to February 22, 2016, which would require adjustments to or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2015

NET CAPITAL		
Member's equity	$	5,135,868
LESS:		
Non-allowable assets- Other assets		1,768
Total non-allowable assets		1,768
NET CAPITAL BEFORE HAIRCUTS		5,134,100
Haircuts		-
NET CAPITAL	$	5,134,100

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
EXCESS NET CAPITAL	$	4,884,100

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

These schedules are not applicable as GX2 SPREAD MARKETS, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it, as an introducing broker/dealer, clears all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GX2 SPREAD MARKETS, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) GX2 SPREAD MARKETS, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c-3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c-3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the period February 26, 2014 (date of organization) through December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schultz + Chez, LLP

Chicago, Illinois
February 22, 2016

11

GX2 Spread Markets, LLC
190 S. LaSalle Street
Suite 1950
Chicago, IL 60603



Rule 15c3-3 Exemption Report

GX2 Spread Markets LLC (the "Firm") is a broker-dealer registered with the SEC, FINRA, CBOE and the NFA.

The Firm claims an exemption under paragraph (k)(2)(ii) of Securities and Exchange Act, Rule 15c3-3 (the "Rule") for the period February 26, 2014 through December 31, 2015. The Firm is exempt from the provisions of Rule because it meets the conditions set forth in paragraph (k)(2)(ii) of the Rule as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the account of such customers and maintains and preserves such books and records pursuant to Rules 17a-3 and 17a-4.

The Firm has met the identified exemption provisions in paragraph (k)(2)(ii) of the Rule thought the period ") for the period February 26, 2014 through December 31, 2015 without exception.

The above statements are true and correct to the best of my knowledge and belief.

David W. Jaberg
President & CEO
January 21, 2016

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
    GX2 SPREAD MARKETS, LLC
        Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedules of Assessment and Payments (Forms SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from February 26, 2014 (date of organization) through December 31, 2014 and for the year ended December 31, 2015, which were agreed to by GX2 SPREAD MARKETS, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Forms SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period February 26, 2014 (date of organization) through December 31, 2015, as applicable, with the amounts reported in Forms SIPC-7 for the period February 26, 2014 (date of organization) through December 31, 2014 and for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Forms SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences and

5. Compared the amount of any overpayment applied to the current assessment with the Forms SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 22, 2016
    Schultz & Chez, LLP

12

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GX2 *Spread Markets, LLC*
190 S. LaSalle St.
Suite 1950
Chicago, IL 60603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**)   (10   )

     Date Paid

C. Less prior overpayment applied   (   )

D. Assessment balance due or (overpayment)   10

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

F. Total assessment balance and interest due (or overpayment carried forward) $ 10

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ _____

H. Overpayment carried forward $(10   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 20 day of *January*, 20 16.

GX2 Spread Markets, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

President & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 80,396

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.   2,953

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

           Total additions   2,953

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.   95,718

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
           Code 4075 plus line 2b(4) above) but not in excess
           of total interest and dividend income. $ 38

        (ii) 40% of margin interest earned on customers securities
           accounts (40% of FOCUS line 5, Code 3960). $

           Enter the greater of line (i) or (ii)   38

           Total deductions   95,756

2d. SIPC Net Operating Revenues $ -12,407

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10**********1135*****************ALL FOR AADC 606
069460    CBOE    DEC
GX2 SPREAD MARKETS LLC
980 N MICHIGAN AVE STE 1775
CHICAGO IL 60611-7544
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _____ 0 _____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____)

   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____ 0 _____

   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 0 _____

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GX2 Spread Markets, LLC
(Name of Corporation, Partnership or other organization)

_____ (Authorized Signature)

Dated the 19 day of May, 20 15.

President & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ _____ 0 _____

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts   _____

        Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

_____   _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13.
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income. $ _____

    (ii) 40% of margin interest earned on customers securities
        accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)   _____

        Total deductions   _____

2d. SIPC Net Operating Revenues $ _____ 0 _____

2e. General Assessment @ .0025 $ _____ 0 _____

(to page 1, line 2.A.)

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